UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June 14, 2011

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Large Exposure Regime

On 1 July 2011, The Royal Bank of Scotland plc will become subject to changes to the Financial Services Authority’s large exposure regime. Under the changes to the large exposure regime, any company which is less than 100% owned by The Royal Bank of Scotland Group plc will be classified as a Connected Counterparty. The Royal Bank of Scotland N.V., which is currently approximately 98% indirectly owned by The Royal Bank of Scotland Group plc, will therefore be classified as a Connected Counterparty, which will result in a breach by The Royal Bank of Scotland plc of the amended rules under the large exposure regime described above.

On 19 April 2011, The Royal Bank of Scotland Group plc announced the proposed transfers of a substantial part of the business activities of The Royal Bank of Scotland N.V. to The Royal Bank of Scotland plc which, subject to certain conditions, are expected to be implemented on a phased basis over a period ending 31 December 2013. Those proposed transfers will also form the basis of a remediation plan which has been agreed with the Financial Services Authority to enable The Royal Bank of Scotland plc over time to become compliant with the changes to the large exposures regime.

The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc do not expect this to have a material adverse effect on the Group.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Royal Bank of Scotland Group plc
Date: June 14, 2011	/s/ Jan Cargill
Name: Jan Cargill Title: Deputy Group Secretary